December 29, 2014

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Preliminary Proxy Statement

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of December 16, 2014 with respect to Registrant’s Preliminary Proxy Statement filed on December 11, 2014.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	Under the section entitled “Information About the Proposed Agreements,” you requested that Registrant clarify the fact that the fees will be paid directly by the fund.

Response: The disclosure will be revised as requested.

2.	In the pro forma fee and expense tables, you requested that Registrant confirm whether or not it expects the Acquired Fund Fees and Expenses to increase as a result of the implementation of the proposed agreements.

Response: After further review of the available data, Registrant has concluded that it is likely that the Acquired Fund Fees and Expenses for the International, Institutional International and Emerging Markets Portfolios are likely to eventually increase in the event that the proposed new Portfolio Management agreements related to those Portfolios are approved. Registrant has updated the pro forma fee and expense tables to reflect this conclusion.

December 29, 2014

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 979-3884.

Very truly yours,

Don E. Felice